

August 5, 2010

Tony Chanmugam
Principal Financial Officer
British Telecommunications plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

> **Re:** **British Telecommunications plc**
> **Form 20-F for the fiscal year ended March 31, 2010**
> **Filed May 26, 2010**
> **File No. 2-94004**

Dear Mr. Chanmugam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5.B Liquidity and Capital Resources, page 4

1. We note that you are investing £1.5B through 2012 to expand your fibre-based broadband services. Please tell us in your response and revise your disclosure in future filings to clarify what portion of this investment is included in your anticipated capital expenditure of £2.6B in 2011.

Item 10.H Documents on display, page 7

2. For future reference, please note that the address of the SECs Public Reference Room is 100 F Street N.E., Washington D.C. 20549.

Item 15. Controls and Procedures, page 8

3. Please tell us in your response, and revise this item in future filings to clarify, if true, that your executive officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).

Summarized group income statement, page 17

4. You state in footnote (a) that "Adjusted" income statement items are considered non-GAAP measures. We note that adjusted revenue, other operating income, operating costs, operating profit and share of post tax profit (losses) of associates and joint ventures, and profit (loss) for the year are presented in your group income statement on page 42 under the "Before specific items" column. We also note your specific items disclosures on pages 33 and 51. Please revise to delete the reference to these measures as non-GAAP measures. In addition, revise your MD&A accordingly.

Funding and capital management

Pensions, page 24

5. Please disclose the terms of the Funding Adjustment Deed and its impact on your future liquidity or tell us why the disclosure is not required. In addition, disclose such terms in Note 27 on page 72.

Consolidated Financial Statements

(i) Basis of preparation and presentation of the financial statements Compliance with applicable law and IFRS
Presentation of specific items, page 33

6. Please expand to disclose how you determine whether an item is considered to be significant one-off or unusual in nature.

7. Please tell us in detail why the disposals of businesses and investments, business restructuring programmes, and property rationalization programmes are considered significant one-off and/or unusual items.

Note 19. Cash and cash equivalents, page 54

8. Please disclose the nature of the restrictions, the key operating environments and time periods affected by these restrictions. Refer to paragraph 48 of IAS 7.

Note 29. Retirement benefit plans…, page 72

9. Please tell us in detail how your real and nominal discount rates assumptions are used in determining your pension obligation.

Note 27. Funding valuation and future funding obligations, page 72

10. Please explain how the triennial valuation of your future funding obligations meets the requirements of paragraph 56 of IAS 19.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director